6670 Spring Lake Road, Keystone Heights, FL 32656 * Phone (352) 473-6673 * Fax (352) 473-6572

Web Site: http://www.aatk.com

August 17, 2005

Nili Shah

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

VIA EDGAR – Correspondence File

RE: American Access Technologies, Inc.
Item 4.02 Form 8-K
Filed: August 9, 2005
File No. 0-24575

Dear Nili Shah,

The following sets forth our response to your comment letter dated August 10, 2005. Each response is numbered to correspond to the numbered comments in your August 10, 2005 letter.

1. We filed our restated 2004 annual financial statements under Form 10-KSB/A on August 15, 2005. After reviewing the effect of the error on our financial statements for the quarter ended March 31, 2005, our audit committee and independent auditors made the determination that no restatement was necessary for such period because the misstatement was not material. See SAB 99.

2. In the amended 2004 Form 10-KSB/A:

•	the audit opinion was updated and refers to Note 20 to the financial statements, which explains the restatement;

•	the restated financial statements were made with reference to all the latest accounting pronouncements concerning restatements;

•	in addition to the restated financial statements the following portions of the Form 10-KSB were updated by Form 10-KSB/A: Items 1, 6 and 8A;

•	as noted above Item 8A was updated to discuss the disclosures noted in your letter; and

•	all certifications were updated.

American Access Technologies, Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not forclose the Commission or any person from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the above matter or need further clarification, I would be happy to discuss them with you. You can reach me at the office at 352-473-6673 ext 120.

Regards,

Joe

Joseph F. McGuire

Chief Financial Officer

American Access Technologies, Inc.